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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-69593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/07/2016 – 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Atreyu Group LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
28 W. 44th Street, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: George Kledaras 917-561-7834
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 W. Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

auB

OATH OR AFFIRMATION

I, **George Kledaras**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Atreyu Group LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Chief Executive Officer

Title



Notary Public

ADONIS D MADERA
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01MA6333897
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 12-07-2019

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATREYU GROUP LLC

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition at December 31, 2016	2
Notes to Financial Statements	3-6

ATREYU GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	118,579
Accounts receivable		1,254
Clearing deposit		500,000
Prepaid expenses		9,311
Property and equipment (net of acccumulated depreciation of $1,358)		4,546
Intangible assets (net of accumulated amortization of $2,722)		13,609
Security deposit		16,250
TOTAL ASSETS	$	663,549

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	10,373
Accrued expenses		638
Due to related party		432,350
TOTAL LIABILITIES		443,361
COMMITMENTS AND CONTINGENCIES		-
MEMBER'S EQUITY		220,188
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	663,549

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Atreyu Group LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded on December 17, 2014 under the laws of the State of Delaware, and was approved by FINRA on April 7, 2016. The Company is approved to engage in retail corporate equity securities over-the-counter and non-exchange member arranging for transactions in listed securities by an exchange member. The Company also provides an electronic trading platform to professional traders for equity transactions. The Company is wholly owned by Atreyu Group Holdings Corporation (the "Sole LLC Member").

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company considers all accounts receivable at December 31, 2016 to be collectible and no allowance for doubtful accounts is deemed necessary at December 31, 2016. Certain accounts receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Deposit

The Company maintains a balance of $500,000 with its clearing broker-dealer as a minimum balance requirement.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which is 5 years.

Note 2 - Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets consist of costs for access to demand market data, and are stated at cost less accumulated amortization. Amortization is recorded on a straight-line basis over the estimated useful life of the asset, which is 3 years.

Income Taxes

The Company consolidates its taxable income with its Sole LLC Member, which files a corporate return for federal, state and city purposes. As a result, no federal or state income taxes are provided for, as they are the responsibility of the Sole LLC Member.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard had no effect on the Company's financial statements.

Rent Expense

Rent expense is recorded on a straight-line basis over the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC). From time to time, the Company's balances may exceed these insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Note 3 - Concentrations (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $175,218, which exceeded its requirement by $119,798. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2016, this ratio was 2.53 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Note 5 - Property and Equipment, Net

Property and equipment, net at December 31, 2016 are summarized as follows:

Computer equipment	$	5,904
Less: Accumulated depreciation		(1,358)
Net property and equipment	$	4,546

Note 6 - Intangible Assets, Net

Intangible assets, net at December 31, 2016 are summarized as follows:

Demand market data	$	16,331
Less: Accumulated amortization		(2,722)
Net intangible assets	$	13,609

Note 6 - Intangible Assets, Net (continued)

Future amortization expense is as follows:

Year Ending December 31:		
2017	$	5,444
2018		5,444
2019		2,721
Total	$	13,609

Note 7 - Commitments

The Company is obligated under a lease agreement for office space expiring February 28, 2017. The future rent commitment under this arrangement is as follows:

Year Ending December 31:		
2017	$	13,650

Note 8 - Related Party

Expenses of the Company are paid by the Sole LLC Member and allocated based upon a management services agreement. These expenses consist of payroll and payroll related, compliance, legal and other miscellaneous expenses. Allocated expenses of the Company are included in the statement of operations. At December 31, 2016, the Company owed $432,350 to the Sole LLC Member as a result of the expense allocations.

Note 9 - Subsequent Events

On January 31, 2017, as evidenced by Corporate Resolutions, the Sole LLC Member contributed $507,219 of the amount due from the Company at that date as an equity contribution and the Company resolved to accept this contribution, converting the due to related party balance to contributed capital.

In addition, the Sole LLC Member made cash contributions of $25,000 and $2,500 on January 30, 2017 and February 1, 2017, respectively.